Issuer Free Writing Prospectus

(Relating to the Preliminary Prospectus

Supplement dated March 6, 2024 and

the Prospectus dated April 11, 2022)

Filed Pursuant to Rule 433

Registration Statement No. 333-263578

LAZARD GROUP LLC

$400,000,000

6.000% SENIOR NOTES DUE 2031

PRICING TERM SHEET

DATED MARCH 6, 2024

The information in this pricing term sheet supplements Lazard Group LLC’s Preliminary Prospectus Supplement, dated March 6, 2024 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated April 11, 2022 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Lazard Group LLC

Title:	6.000% Senior Notes due 2031

Expected Ratings[1]:	Baa3, stable / BBB+, stable / BBB+, stable (Moody’s / S&P / Fitch)

Principal Amount:	$400,000,000

Trade Date:	March 6, 2024

Settlement Date:	March 12, 2024 (T+4)

Maturity Date:	March 15, 2031

Interest Rate:	6.000% per annum

Benchmark Treasury:	UST 4.250% due February 28, 2031

Benchmark Treasury Price:	100-27+

Benchmark Treasury Yield:	4.107%

Re-Offer Spread to Benchmark Treasury:	T + 190 basis points

Re-Offer Yield:	6.007%

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Price to Public:	99.960%

Purchase Price by Underwriters:	99.335%

Net Proceeds, before expenses, to Lazard Group LLC:	$397,340,000

Interest Payment Dates:	Semi-annually on each March 15 and September 15, beginning on September 15, 2024

Record Dates:	Every March 1 and September 1 preceding each Interest Payment Date

Optional Redemption:

Prior to January 15, 2031 (the date that is two months prior to the maturity date of the notes) (the “Par Call Date”), we will have the right to redeem the notes in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes to be redeemed are scheduled to mature on the Par Call Date) on a semi- annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 30 basis points less accrued and unpaid interest on such notes to the date of redemption, plus, in each case, accrued and unpaid interest on the notes to be redeemed to, but not including, the redemption date.

On or after the Par Call Date, we will have the right to redeem the notes in whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the notes to be redeemed to, but not including, the redemption date.

CUSIP / ISIN:	52107QAL9 / US52107QAL95

Joint Lead Book-Running Managers:	Citigroup Global Markets Inc. Lazard Frères & Co. LLC
Co-Managers:	BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. Independence Point Securities LLC

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

Lazard Group LLC (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read these documents and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting

EDGAR on the SEC website at www.sec.gov. Alternatively, the joint lead book-running managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Citigroup Global Markets Inc. toll-free at (800) 831-9146.

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